MAGNA INTERNATIONAL INC.
337 MAGNA DRIVE
AURORA, ONTARIO, CANADA
L4G 7K1

Magna announces first quarter results

AURORA, ON, May 10, 2007 - Magna International Inc. (TSX: MG.A, MG.B;
NYSE: MGA) today reported financial results for the first quarter ended March 31, 2007.

    <<
    -------------------------------------------------------------------------
                                                         THREE MONTHS ENDED
                                                    -------------------------
                                                       March 31,    March 31,
                                                           2007         2006
                                                    ------------ ------------

    Sales                                           $     6,423  $     6,019

    Operating income                                $       305  $       309

    Net income                                      $       218  $       212

    Diluted earnings per share                      $      1.96  $      1.91
    -------------------------------------------------------------------------

            All results are reported in millions of U.S. dollars,
                          except per share figures.

    -------------------------------------------------------------------------
    >>

    We posted record sales of $6.4 billion for the first quarter ended
March 31, 2007, an increase of 7% over the first quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, and our complete vehicle assembly sales, offset in part by a reduction in our tooling, engineering and other sales.
    During the first quarter of 2007, our North American and European average dollar content per vehicle increased 10% and 14%, respectively, over the first quarter of 2006. During the first quarter of 2007, North American vehicle production declined 7% while European vehicle production increased 6%, each compared to the first quarter of 2006.
    Complete vehicle assembly sales increased 6% to $1.10 billion for the first quarter of 2007 compared to $1.04 billion for the first quarter of 2006, while complete vehicle assembly volumes declined 5% to 60,769 units.
    Our operating income was $305 million for the first quarter of 2007 compared to $309 million for first quarter of 2006, and our net income for the first quarter of 2007 was $218 million compared to $212 million for the first quarter of 2006. Diluted earnings per share were $1.96 for the first quarter of 2007 compared to $1.91 for the first quarter of 2006.
    During the first quarter of 2007, we generated cash from operations before changes in non cash operating assets and liabilities of $436 million, and invested $171 million in non cash operating assets and liabilities. Total investment activities for the first quarter of 2007 were $191 million, including $125 million in fixed asset additions, $46 million to purchase subsidiaries, and a $20 million increase in other assets.
    A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2007 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto.

    DIVIDENDS AND OTHER MATTERS
    ---------------------------

    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended March 31, 2007. The dividend of U.S. $0.24 per share is payable on June 15, 2007 to shareholders of record on May 31, 2007. This dividend has been determined on the basis of the dividend formula we announced in April 2007.
    We also announced today that Magna, the Stronach Trust and Russian Machines (a wholly owned subsidiary of Basic Element) entered into a transaction agreement whereby Russian Machines would make a major strategic investment in Magna. Please refer to the Press Release issued jointly by Magna and Basic Element on May 10, 2007.

    2007 OUTLOOK
    ------------

    For the full year 2007, we expect consolidated sales to be between $23.5 billion and $24.8 billion, based on full year 2007 light vehicle production volumes of approximately 15.3 million units in North America and approximately 15.5 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $785 and $815 in North America and between $390 and $415 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.7 billion and $4.0 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $800 million to $850 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive metal body and structural systems; interior systems; seating systems; exterior systems; roof systems; powertrain systems; vision systems; electronic systems; closure systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Friday, May 11, 2007 at 8:00 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-377-5794. The number for overseas callers is 1-416-620-2415. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

    For further fnformation, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please call Karin Kaminski at
    905-726 7103
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler group; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

    MAGNA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 are both prepared in accordance with Canadian generally accepted accounting principles.
    This MD&A has been prepared as at May 9, 2007.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2007, we had 235 manufacturing divisions and 62 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: complete vehicle engineering and assembly; metal body and structural systems; interior systems; seating systems; exterior systems; roof systems; powertrain systems; vision systems; electronic systems; and closure systems.
    Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, remain substantially unchanged in respect of the first quarter ended March 31, 2007, except that:

    <<
    - our maximum potential exposure in connection with our dispute with a major steel supplier has increased by approximately $10 million to $145 million as at March 31, 2007; and

    - as previously disclosed, we continue to review potential alternatives regarding the future of the Chrysler group, including any constructive role we may play in a potential transaction.
       Participation in any such transaction would be material, although the specific opportunities and risks would vary depending on the nature of such participation, if any.
    >>

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the first quarter of 2007, we posted record sales of $6.4 billion, an increase of 7% over the first quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, and our complete vehicle assembly sales, offset in part by a reduction in our tooling, engineering and other sales. During the first quarter of 2007, North American and European average dollar content per vehicle increased 10% and 14%, respectively, over the first quarter of 2006. During the first quarter of 2007, North American vehicle production declined 7% while European vehicle production increased 6%, each compared to the first quarter of 2006.
    During the first quarter of 2007 two of our largest OEM customers in North America continued to reduce vehicle production levels compared to the first quarter of 2006. While overall North American vehicle production volumes declined 7% in the first quarter of 2007 compared to the first quarter of 2006, both General Motors ("GM") and Ford vehicle production declined by 15%.
    The production declines reflect a number of factors that continue to impact our largest customers in North America, including declining market share, high inventory levels on certain vehicles, and a shift in consumer preferences away from certain light trucks. The lower production levels at our largest OEM customers, negatively impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average dollar content per vehicle in North America.
    Operating income for the first quarter of 2007 decreased 1% or $4 million to $305 million from $309 million for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see "Unusual Items" below), operating income for the first quarter of 2007 decreased $14 million or 4% compared to the first quarter of 2006. The decrease in operating income excluding unusual items was primarily due to operational inefficiencies and other costs at certain facilities, launch costs incurred at certain facilities in preparation for programs that will launch during or subsequent to 2007, decreased margins earned as a result of lower production volumes on certain programs in North America, as well as incremental customer price concessions. These factors were partially offset by additional margins earned on the launch of new programs during or subsequent to the first quarter of 2006, increased margins earned on higher volumes for certain assembly programs, and productivity and efficiency improvements at certain underperforming divisions.
    Net income for the first quarter of 2007 increased 3% or $6 million to $218 million from $212 million for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see "Unusual Items" below), net income for the first quarter of 2007 decreased 1% or $3 million. The decrease in net income excluding unusual items was a result of the decrease in operating income (excluding unusual items) partially offset by lower income taxes (excluding unusual items).
    Diluted earnings per share for the first quarter of 2007 increased 3% or $0.05 to $1.96 from $1.91 for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see "Unusual Items" below), diluted earnings per share decreased 2% or $0.03 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding in the first quarter of 2007, primarily as a result of the Class A Subordinate Voting Shares issued on the exercise of stock options during or subsequent to the first quarter of 2006.
    Subsequent to the first quarter of 2007, we announced that we are reviewing potential alternatives regarding the future of the Chrysler Group.

    Unusual Items

    During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million (net income - $9 million; diluted earnings per share - $0.08) related primarily to non-contractual termination benefits for employees at an exteriors facility in Belgium.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Accounting Change

    In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

    Financial Instruments

    Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

    Comprehensive Income

    Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.
    Accumulated other comprehensive income is a separate component of shareholders' equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

    Hedges

    Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

    The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

    <<
    Increase in prepaid expenses and other                       $        28
    Increase in other assets                                              17
    Increase in future tax assets                                         14
    -------------------------------------------------------------------------

    Increase in other accrued liabilities                        $        32
    Increase in other long-term liabilities                               17
    Increase in future tax liabilities                                    13
    -------------------------------------------------------------------------

    Decrease in accumulated other comprehensive income           $         3
    -------------------------------------------------------------------------

    Average Foreign Exchange
                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                            0.854        0.866        -  1%
    1 euro equals U.S. dollars               1.311        1.203        +  9%
    1 British pound equals U.S. dollars      1.954        1.752        + 12%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    Sales
                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                          3.829        4.130        -  7%
      Europe                                 4.249        4.007        +  6%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                    $       832  $       759        + 10%
      Europe                           $       390  $       343        + 14%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                  $     3,187  $     3,135        +  2%
        Europe                               1,657        1,373        + 21%
        Rest of World                           87           55        + 58%
      Complete Vehicle Assembly              1,104        1,040        +  6%
      Tooling, Engineering and Other           388          416        -  7%
    -------------------------------------------------------------------------
    Total Sales                        $     6,423  $     6,019        +  7%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales reached a record level in the first quarter of 2007, increasing 7% or $404 million to $6.4 billion compared to $6.0 billion for the first quarter of 2006.

    External Production Sales - North America

    External production sales in North America increased 2% or $52 million to $3.187 billion for the first quarter of 2007 compared to $3.135 billion for the first quarter of 2006. This increase in production sales reflects a 10% increase in our North American average dollar content per vehicle partially offset by a 7% decrease in North American vehicle production volumes. More importantly, production volumes at two of our largest North American customers for the first quarter of 2007 continued to deteriorate when compared to the first quarter of 2006. While North American vehicle production volumes declined 7% during the first quarter of 2007 compared to the first quarter of 2006, production volumes at both GM and Ford declined 15%.

    Our average dollar content per vehicle grew by 10% or $73 to $832 for the first quarter of 2007 compared to $759 for the first quarter of 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the first quarter of 2006, including:
       -  the Ford Edge and Lincoln MKX;
       -  GM's full-size pickups;
       -  the Jeep Wrangler;
       -  the Saturn Outlook and GMC Acadia;
       -  the BMW X5;
       -  the Dodge Nitro;
       -  the Dodge Caliber; and
       -  the Dodge Avenger and Chrysler Sebring; and
    - increased production and/or content on certain programs, including the Dodge Grand Caravan and Chrysler Town & Country.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Dodge Ram;
       -  the Ford Fusion, Mercury Milan and Lincoln MKZ/Zephyr;
       -  the Chrysler 300 and 300C, and Dodge Charger and Magnum;
       -  the Ford Explorer and Mercury Mountaineer;
       - the Pontiac Montana SV6, Saturn Relay, Buick Terraza and Chevrolet Uplander;
       -  the GMC Envoy, Buick Rainier and Chevrolet Trailblazer; and
       -  the Chevrolet HHR;
    - programs that ended production during or subsequent to the first quarter of 2006, including the Ford Freestar and Mercury Monterey;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and
    -  incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 21% or $284 million to $1.657 billion for the first quarter of 2007 compared to $1.373 billion for the first quarter of 2006. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle combined with a 6% increase in European vehicle production volumes for the first quarter of 2007, each as compared to the first quarter of 2006.
    Our average dollar content per vehicle grew by 14% or $47 to $390 for the first quarter of 2007 compared to $343 for the first quarter of 2006, primarily as a result of:

    <<
    - an increase in reported U.S. dollar sales due to the strengthening of the euro and British Pound, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the first quarter of 2006, including:
       -  the MINI Cooper; and
       -  the Mercedes-Benz C-Class;
    - acquisitions completed subsequent to the first quarter of 2006, including the acquisition of two facilities from Pressac Investments Limited ("Pressac") in January 2007; and
    - increased production and/or content on certain programs, including the Opel Astra Twin Top.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Nissan Micra; and
       -  the Mercedes-Benz E-Class; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 58% or $32 million to $87 million for the first quarter of 2007 compared to $55 million for the first quarter of 2006. The increase in production sales is primarily as a result of:

    - increased production and/or content on certain programs in Korea, China and Brazil;
    - the launch of new programs during or subsequent to the first quarter of 2006 in Korea, China and Brazil;
    -  the acquisition of a mirrors facility in South Africa during 2006; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales    $    1,104   $     1,040        +  6%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz E-Class
         and G-Class, and Saab 9(3)
         Convertible                       38,237        39,347        -  3%
      Value-Added:
        Jeep Grand Cherokee, Chrysler
         300, Chrysler Voyager, and
         Jeep Commander                    22,532        24,810        -  9%
    -------------------------------------------------------------------------
                                           60,769        64,157        -  5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales increased 6% or $64 million to $1.104 billion for the first quarter of 2007 compared to $1.040 billion for the first quarter of 2006 while assembly volumes decreased 5% or 3,388 units. The increase in complete vehicle assembly sales is primarily as a result of:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -  higher assembly volumes for the BMW X3.

    These factors were partially offset by:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as DaimlerChrysler is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the Saab 9(3) Convertible and Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 7% or $28 million to $388 million for the first quarter of 2007 compared to $416 million for the first quarter of 2006.
    In the first quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    -  the Saturn Vue;
    -  GM's full-size pickups;
    -  the MINI Cooper;
    -  the Dodge Grand Caravan and Chrysler Town & Country; and
    -  the Ford Flex.

    In the first quarter of 2006 the major programs for which we recorded tooling, engineering and other sales were:

    -  the MINI Cooper;
    -  the BMW X5;
    -  GM's full-size pickup and SUV platform;
    -  the Ford Edge and Lincoln MKX; and
    -  the Ford F-Series SuperDuty.

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro against the U.S. dollar.

    Gross Margin

    Gross margin increased $23 million to $843 million for the first quarter of 2007 compared to $820 million for the first quarter of 2006 while gross margin as a percentage of total sales decreased to 13.1% for the first quarter of 2007 compared to 13.6% for the first quarter of 2006.
    The unusual items discussed in the "Highlights" section above, negatively impacted gross margin as a percent of total sales in the first quarter of 2006 by 0.2%. Excluding these unusual items, the 0.7% decrease in gross margin as a percentage of total sales was primarily as a result of:

    - continued underperformance at certain of our interior systems facilities;
    -  operational inefficiencies and other costs at certain facilities; and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - incremental gross margin earned on new programs that launched during or subsequent to the first quarter of 2006;
    - productivity and efficiency improvements at certain underperforming divisions; and
    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, since this program was accounted for on a full-cost basis.

    Depreciation and Amortization

    Depreciation and amortization costs increased 8% or $15 million to $203 million for the first quarter of 2007 compared to $188 million for the first quarter of 2006. The increase in depreciation and amortization was primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2006, including GM's full-size pickups and the Ford F-Series SuperDuty;
    - accelerated depreciation on certain program specific assets in North America;
    -  an increase in assets employed to support the growth of our business;
       and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro against the U.S. dollar.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales was 5.4% for the first quarter of 2007, unchanged from the first quarter of 2006. SG&A expenses increased 8% or $26 million to $350 million for the first quarter of 2007 compared to $324 million for the first quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $28 million primarily as a result of:

    - an increase in reported U.S. dollar SG&A expenses due to the strengthening of the euro against the U.S. dollar;
    - higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the first quarter of 2006; and
    - increased spending as a result of the acquisition of two facilities from Pressac in January 2007.


    Earnings before Interest and Taxes ("EBIT")(1)

                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    North America                      $       146  $       219        - 33%
    Europe                                     120           69        + 74%
    Rest of World                                5            -            -
    Corporate and Other                         25           22        + 14%
    -------------------------------------------------------------------------
    Total EBIT                         $       296  $       310        -  5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest (income) expense.


    Included in EBIT for the first quarter of 2006 were the following unusual items, which have been discussed in the "Highlights" section above.


                                                        For the three months
                                                              ended March 31,
                                                   --------------------------
                                                           2007         2006
    -------------------------------------------------------------------------

    North America
      Restructuring charges                         $         -  $        (2)

    Europe
      Restructuring charges                                   -           (8)
    -------------------------------------------------------------------------
                                                    $         -  $       (10)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America decreased 33% or $73 million to $146 million for the first quarter of 2007 compared to $219 million for the first quarter of 2006. Excluding the North American unusual item discussed in the "Highlights" section above, the $75 million decrease in EBIT was primarily as a result of:

    -  operational inefficiencies and other costs at certain facilities;
    - lower earnings as a result of a decrease in production and/or content on certain programs;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -  higher affiliation fees paid to Corporate; and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - margins earned on new programs that launched during or subsequent to the first quarter of 2006;
    - margins earned on increased production and/or content on certain programs; and
    - productivity and efficiency improvements at certain underperforming divisions.

    Europe

    EBIT in Europe increased 74% or $51 million to $120 million for the first quarter of 2007 compared to $69 million for the first quarter of 2006. Excluding the European unusual item discussed above, the remaining $43 million increase in EBIT was primarily as a result of:

    - increased margins earned as a result of higher complete vehicle assembly sales;
    - productivity and efficiency improvements at certain underperforming divisions;
    - increased margins earned on production programs that launched during or subsequent to the first quarter of 2006; and
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar.

    These factors were partially offset by:

    -  operating inefficiencies at certain interior systems facilities;
    -  higher affiliation fees paid to Corporate; and
    -  incremental customer price concessions.

    Rest of World

    Rest of World EBIT increased $5 million to $5 million for the first quarter of 2007. The increase in EBIT was primarily as a result of:

    - additional margin earned on the increase in production sales discussed above;
    - improved operating efficiencies at certain new facilities, primarily in China; and
    - equity income earned on our 41% interest in Shin Young Metal Ind. Co., which we acquired during 2006.

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT increased 14% or $3 million to $25 million for the first quarter of 2007 compared to $22 million for the first quarter of 2006. The increase in EBIT was primarily as a result of:

    -  an increase in affiliation fees earned from our divisions;
    - lower charitable donations, related primarily to lower Hurricane Katrina disaster relief spending; and
    -  an increase in equity income.

    These factors were partially offset by:

    -  an increase in salaries and wages; and
    -  higher depreciation and amortization.

    Interest (Income) Expense, net

    During the first quarter of 2007, we earned net interest income of $9 million, compared to net interest expense of $1 million for the first quarter of 2006. The $10 million positive variance is primarily as a result of:
    -  a reduction in interest expense, primarily as a result of:
       - the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
    - the $59 million and $48 million repayment of senior unsecured notes in May 2006 and October 2006, respectively; and
    -  an increase in interest income earned.

    Operating Income

    Operating income decreased 1% or $4 million to $305 million for the first quarter of 2007 compared to $309 million for the first quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, operating income for the first quarter of 2007 decreased 4% or $14 million. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items), partially offset by the increase in net interest income earned, all as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 29.1% for the first quarter of 2007 compared to 31.6% for the first quarter of 2006. In the first quarter of 2006, the income tax rate was negatively impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate for the first quarter of 2006 was 30.9%. Excluding the unusual items, the remaining decrease in the effective income tax rate was primarily as a result of:

    - a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates; and
    - a decrease in losses not benefited, primarily at certain interior systems facilities in Europe.

    Net Income

    Net income increased by 3% or $6 million to $218 million for the first quarter of 2007 compared to $212 million for the first quarter of 2006. Excluding unusual items (discussed in the "Highlights" section above), net income decreased $3 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.


    Earnings per Share

                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                            $      2.00  $      1.95        +  3%
      Diluted                          $      1.96  $      1.91        +  3%
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding (millions)
      Basic                                  109.0        108.4        +  1%
      Diluted                                111.8        111.2        +  1%
    -------------------------------------------------------------------------


    Diluted earnings per share increased 3% or $0.05 to $1.96 for the first quarter of 2007 compared to $1.91 for the first quarter of 2006. Excluding the unusual items (discussed in the "Highlights" section above), diluted earnings per share decreased $0.03 from the first quarter of 2006 as a result of a decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the quarter.
    The increase in the weighted average number of diluted shares outstanding was primarily as a result of additional Class A Subordinate Voting Shares that were issued on the exercise of stock options during or subsequent to the first quarter of 2006.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the first quarter of 2007 was 18.8%, a decrease from 19.6% for the first quarter of 2006. The unusual items discussed in the "Highlights" section above negatively impacted ROFE for the first quarter of 2006 by 0.6%.
    Excluding these unusual items, the 1.4% decrease in ROFE can be attributed to a decrease in EBIT (excluding unusual items), as described above, partially offset by a $46 million decrease in average funds employed for the first quarter of 2007 compared to the first quarter of 2006. The decrease in our average funds employed was primarily as a result of a decrease in our average investment in non-cash operating assets and liabilities, partially offset by acquisitions completed during or subsequent to the first quarter of 2006.

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Net income                         $       218  $       212
    Items not involving current
     cash flows                                218          215
    -------------------------------------------------------------------------
                                       $       436  $       427  $         9
    Changes in non-cash operating
     assets and liabilities                   (171)        (225)
    -------------------------------------------------------------------------
    Cash provided from operating
     activities                        $       265  $       202  $        63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $9 million to $436 million for the first quarter of 2007 compared to $427 million for the first quarter of 2006. The increase in cash flow from operations was due to a $6 million increase in net income (as discussed above) and a $3 million increase in items not involving current cash flows.
    Cash invested in operating assets and liabilities amounted to $171 million for the first quarter of 2007 which was comprised of the following sources (and uses) of cash:


                                                        For the three months
                                                              ended March 31,
                                                  ---------------------------
                                                           2007         2006
    -------------------------------------------------------------------------

    Accounts receivable                             $      (455) $      (520)
    Inventory                                               (61)         (42)
    Prepaid expenses and other                               (4)         (13)
    Accounts payable and other accrued liabilities          362          345
    Income taxes payable                                    (10)          10
    Deferred revenue                                         (3)          (5)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                    $      (171) $      (225)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in accounts receivable in the first quarter of 2007 was primarily due to an increase in production receivables related to higher production sales, in particular during the month of March compared to the month of December, since December typically has relatively less sales due to lower OEM production schedules. In addition to the increase in production sales, payments from several customers occurred prior to quarter end in December 2006, whereas similar payments were received subsequent to quarter end in April 2007. The increase in accounts payable and other accrued liabilities was primarily due to the increase in production in March 2007 compared to December 2006.

    Capital and Investment Spending

                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Fixed assets                       $      (125) $      (167)
    Other assets                               (20)          (9)
    -------------------------------------------------------------------------
    Fixed and other assets additions   $      (145) $      (176)
    Purchase of subsidiaries                   (46)        (203)
    Proceeds from disposals                     15           24
    -------------------------------------------------------------------------
    Cash used in investing activities  $      (176) $      (355) $       179
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed and other assets additions

    In the first quarter of 2007 we invested $125 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2007 was for manufacturing equipment for programs that launched during the first quarter of 2007, or will be launching subsequent to the first quarter of 2007.
    In the first quarter of 2007, we invested $20 million in other assets related primarily to fully reimbursable planning and engineering costs relating to programs that will be launching during or subsequent to 2007.

    Purchase of subsidiaries

    During the first quarter of 2007, we acquired two facilities from Pressac for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. During the first quarter of 2006, we acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen, for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

    Proceeds from disposal

    For the first quarter of 2007, proceeds from disposal were $15 million, which represents normal course fixed and other asset disposals.

    Financing

                                           For the three months
                                                 ended March 31,
                                      --------------------------
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Repayments of debt                 $       (56) $       (59)
    Issues of debt                              23           48
    Issues of Class A Subordinate
     Voting Shares                               4            8
    Dividends                                  (21)         (41)
    -------------------------------------------------------------------------
    Cash used in financing activities  $       (50) $       (44) $        (6)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in the first quarters of 2006 and 2007 include the repayment of the second and third series, respectively, of senior unsecured notes issued in connection with the NVG acquisition.
    The issues of debt relate primarily to increases in bank indebtedness to support the increase in working capital.
    During the first quarter of 2007, we received cash proceeds of $4 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $8 million during the first quarter of 2006.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.19 for the first quarter of 2007 compared to $0.38 for the first quarter of 2006.
    Our Dividend Policy entitles Magna Class A Subordinate Voting and Class B shareholders to dividends which, in aggregate in respect of a financial year, shall be: (a) equal to at least 10% of Magna's After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, equal to at least 20% of Magna's After Tax Profits for that year and the two immediately preceding financial years. Magna has complied with this requirement since 1992 and intends to continue to fully comply in the following manner:

    (1) the dividend per share to be paid in respect of each of the first three quarters of a financial year will be approximately 5% of Magna's After Tax Profits for the prior financial year, divided by the number of shares outstanding at the end of the prior financial year; and

    (2) the dividend per share to be paid in respect of the fourth quarter of a financial year will be calculated based on the amount, if any, by which 20% of Magna's actual After Tax Profits for the current financial year exceeds the aggregate amount distributed as dividends in respect of the prior three quarters, divided by the number of shares outstanding at the end of the current financial year.

    As a result of the foregoing dividend formula, our quarterly dividend payable in respect of the first quarter ending March 31, 2007 is $0.24 per Class A Subordinate Voting or Class B share, payable on June 15, 2007 to shareholders of record on May 31, 2007.

    Financing Resources

                                             As at        As at
                                          March 31, December 31,
                                              2007         2006       Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                $        84  $        63
      Long-term debt due within
       one year                                 76           98
      Long-term debt                           563          605
    -------------------------------------------------------------------------
                                               723          766
    Shareholders' equity                     7,420        7,157
    -------------------------------------------------------------------------
    Total capitalization               $     8,143  $     7,923  $       220
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 3% or $220 million to $8.1 billion at March 31, 2007 compared to $7.9 billion at December 31, 2006. The increase in capitalization was a result of a $263 million increase in shareholders' equity, offset in part by a $43 million decrease in liabilities.

    The increase in shareholders' equity was primarily as a result of:

    - net income earned during the first quarter of 2007 (as discussed above);
    - a $60 million increase in accumulated other comprehensive income, primarily due to the strengthening of the euro against the U.S. dollar between December 31, 2006 and March 31, 2007; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The increases in equity were partially offset by dividends paid during the first quarter of 2007.
    The decrease in liabilities was primarily as a result of the repayment in January of the third series of senior unsecured notes related to the NVG acquisition.
    These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.
    During the first quarter of 2007, our cash resources increased by $68 million to $1.953 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.8 billion was unused and available.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at May 9, 2007 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                109,955,783
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              4,003,881
    -------------------------------------------------------------------------
                                                                 115,056,253
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

    Contractual Obligations and Off Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2007 that are outside the ordinary course of our business. Refer to our MD&A included in our 2006 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $43 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On May 10, 2007, we announced a strategic investment in Magna by Russian Machines, a wholly-owned subsidiary of Basic Element. Under the terms of the transaction agreement entered into by Magna, our controlling shareholder the Stronach Trust and Russian Machines, Russian Machines would invest approximately $1.54 billion to indirectly acquire 20 million Magna Class A Subordinate Voting Shares from treasury. A new Canadian holding company ("Newco") would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of our executive management. We would continue to be a Canadian company whose shares are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE").
    Subject to acceptance and approval by the TSX, the 20 million Magna Class A Subordinate Voting Shares would be issued for $76.83 per share, representing the volume-weighted average closing price of our Class A Subordinate Voting Shares on the NYSE over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.
    Following the completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Our Co-CEO's will also be nominated to serve as directors on the 14 member Board.
    In addition, under the terms of the proposed transaction:

    - Subject to the approval of a "majority of the minority" of the holders of the Class B Shares, we would repurchase all Magna Class B Shares not held by the Stronach Trust for cash consideration of Cdn$114 per share, representing a premium of approximately 30% over the volume-weighted average closing price of our Class A Subordinate Voting Shares on the TSX over the 20 trading days ended April 20, 2007. The effective cost to Magna of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of such Magna Class B Shares, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Mr. Stronach and the Stronach Trust;

    - Russian Machines commits to use commercially reasonable efforts to assist and support us in identifying, developing and implementing opportunities in the Russian and other automotive markets; and

    - Russian Machines would also invest a net amount of $150 million for a 50% interest in a European company that will provide the consulting services of Mr. Stronach in relation to our business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

    The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including "majority of the minority" approval of the holders of Magna's Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders' agreement in respect of Newco, and customary closing conditions.
    Conditional upon completion of the transaction and subject to regulatory approval, we intend to conduct an issuer bid to repurchase up to 20 million outstanding Magna Class A Subordinate Voting Shares.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------

    There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler group; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                                          Three months ended
                                                   --------------------------
                                                       March 31,    March 31,
                                              Note         2007         2006
    -------------------------------------------------------------------------

    Sales                                           $     6,423  $     6,019
    -------------------------------------------------------------------------

    Cost of goods sold                                    5,580        5,199
    Depreciation and amortization                           203          188
    Selling, general and administrative          9          350          324
    Interest (income) expense, net                           (9)           1
    Equity income                                            (6)          (2)
    -------------------------------------------------------------------------
    Income from operations before income taxes              305          309
    Income taxes                                             87           97
    -------------------------------------------------------------------------
    Net income                                              218          212
    Other comprehensive income:                2,8
      Net unrealized gains on translation of
       net investment in foreign operations                  56           36
      Net unrealized gains on cash flow hedges                2            -
      Reclassifications of net losses on cash
       flow hedges to net income                              5            -
    -------------------------------------------------------------------------
    Comprehensive income                            $       281  $       248
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share:
      Basic                                         $      2.00  $      1.95
      Diluted                                       $      1.96  $      1.91
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A Subordinate
     Voting or Class B Share                        $      0.19  $      0.38
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate Voting
     and Class B Shares outstanding during the
     period (in millions):
      Basic                                               109.0        108.4
      Diluted                                             111.8        111.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions)

                                                          Three months ended
                                                   --------------------------
                                                       March 31,    March 31,
                                                           2007         2006
    -------------------------------------------------------------------------

    Retained earnings, beginning of period          $     3,773  $     3,409
    Net income                                              218          212
    Dividends on Class A Subordinate Voting
     and Class B Shares                                     (21)         (42)
    -------------------------------------------------------------------------
    Retained earnings, end of period                $     3,970  $     3,579
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                                          Three months ended
                                                   --------------------------
                                                       March 31,    March 31,
                                              Note         2007         2006
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                      $       218  $       212
    Items not involving current cash flows                  218          215
    -------------------------------------------------------------------------
                                                            436          427
    Changes in non cash operating
     assets and liabilities                                (171)        (225)
    -------------------------------------------------------------------------
                                                            265          202
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                  (125)        (167)
    Purchase of subsidiaries                      3         (46)        (203)
    Increase in other assets                                (20)          (9)
    Proceeds from disposition                                15           24
    -------------------------------------------------------------------------
                                                           (176)        (355)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                                      (56)         (59)
    Issues of debt                                           23           48
    Issues of Class A Subordinate Voting Shares               4            8
    Dividends                                               (21)         (41)
    -------------------------------------------------------------------------
                                                            (50)         (44)
    -------------------------------------------------------------------------

    Effect of exchange rate changes on cash and
     cash equivalents                                        29           19
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents during the period                           68         (178)
    Cash and cash equivalents, beginning of period        1,885        1,682
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period        $     1,953  $     1,504
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                                       March 31, December 31,
                                              Note         2007         2006
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $     1,953  $     1,885
    Accounts receivable                                   4,148        3,629
    Inventories                                           1,521        1,437
    Prepaid expenses and other                   2          111          109
    -------------------------------------------------------------------------
                                                          7,733        7,060
    -------------------------------------------------------------------------
    Investments                                             153          151
    Fixed assets, net                                     4,086        4,114
    Goodwill                                     3        1,133        1,096
    Future tax assets                            2          289          255
    Other assets                                 2          485          478
    -------------------------------------------------------------------------
                                                    $    13,879  $    13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $        84  $        63
    Accounts payable                                      3,496        3,608
    Accrued salaries and wages                              545          453
    Other accrued liabilities                  2,4          898          426
    Income taxes payable                                    155          135
    Long term debt due within one year                       76           98
    -------------------------------------------------------------------------
                                                          5,254        4,783
    -------------------------------------------------------------------------
    Deferred revenue                                         71           73
    Long term debt                                          563          605
    Other long term liabilities                  2          312          288
    Future tax liabilities                       2          259          248
    -------------------------------------------------------------------------
                                                          6,459        5,997
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                6
      Class A Subordinate Voting Shares
       (issued: 108,862,850; December 31, 2006
       - 108,787,387)                                     2,510        2,505
      Class B Shares
       (convertible into Class A Subordinate
        Voting Shares)
        (issued: 1,092,933)                                    -            -
    Contributed surplus                          7            66           65
    Retained earnings                                      3,970        3,773
    Accumulated other comprehensive income     2,8           874          814
    -------------------------------------------------------------------------
                                                           7,420        7,157
    -------------------------------------------------------------------------
                                                    $     13,879  $    13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in United States dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company's 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2007 and the results of operations and cash flows for the three-month periods ended March 31, 2007 and 2006.

    2.  ACCOUNTING CHANGE

        In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

        Financial Instruments

        Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

        Comprehensive Income

        Other comprehensive income includes unrealized gains and losses on translation of the Company's net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

        Accumulated other comprehensive income is a separate component of shareholders' equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

        Hedges

        Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

        The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

        Increase in prepaid expenses and other                      $    28
        Increase in other assets                                         17
        Increase in future tax assets                                    14
        -------------------------------------------------------------------

        Increase in other accrued liabilities                       $    32
        Increase in other long-term liabilities                          17
        Increase in future tax liabilities                               13
        -------------------------------------------------------------------

        Decrease in accumulated other comprehensive income          $     3
        -------------------------------------------------------------------

    3.  ACQUISITIONS

        (a)  For the three months ended March 31, 2007

             On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ("Pressac"). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

             The total consideration for the acquisition amounted to $52 million ((euro) 40 million), consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $29 million.

             The purchase price allocations for Pressac are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and goodwill.

        (b)  For the three months ended March 31, 2006

             On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS"), a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

             The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

    4.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                         2007          2006
        -------------------------------------------------------------------

        Balance, beginning of period                  $    94       $    96
        Expense, net                                        3             7
        Settlements                                        (6)           (5)
        Acquisition                                         1             6
        Foreign exchange and other                          1             2
        -------------------------------------------------------------------
        Balance, March 31,                            $    93           106
        -------------------------------------------------------------------
        -------------------------------------------------------------------

    5.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                        Three months ended
                                                     ----------------------
                                                     March 31,     March 31,
                                                         2007          2006
        -------------------------------------------------------------------

        Defined benefit pension plan and other         $    6        $    4
        Termination and long service arrangements           6             5
        Retirement medical benefits plan                    2             1
        -------------------------------------------------------------------
                                                       $   14        $   10
        -------------------------------------------------------------------
        -------------------------------------------------------------------

    6.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month period ended March 31, 2007 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                     ----------------------
                                                      Number of      Stated
                                                         shares       value
             --------------------------------------------------------------

             Issued and outstanding at
              December 31, 2006                     108,787,387   $   2,505
             Issued under the Incentive Stock
              Option Plan                                74,082           5
             Issued under the Dividend Reinvestment
              Plan                                        1,381           -
             --------------------------------------------------------------
             Issued and outstanding at
              March 31, 2007                        108,862,850   $   2,510
             --------------------------------------------------------------
             --------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at May 9, 2007 were exercised:

             Class A Subordinate Voting and Class B Shares
              outstanding                                       109,955,783
             Subordinated Debentures(i)                           1,096,589
             Stock options(ii)                                    4,003,881
             --------------------------------------------------------------
                                                                115,056,253
             --------------------------------------------------------------
             --------------------------------------------------------------

             (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

                  The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

             (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to the Company's stock option plans.

    7.  CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                         2007          2006
        --------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                $    62       $    62
          Stock-based compensation expense                  2             2
          Exercise of options                              (1)           (3)
        --------------------------------------------------------------------
          Balance, March 31,                               63            61
        Holders conversion option                           3             3
        --------------------------------------------------------------------
                                                      $    66       $    64
        --------------------------------------------------------------------
        --------------------------------------------------------------------

    8.  ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                        Three months ended
                                                     ----------------------
                                                     March 31,     March 31,
                                                         2007          2006
        -------------------------------------------------------------------

        Accumulated net unrealized gains on
         translation of net investment in
         foreign operations
           Balance, beginning of period                $  814        $  621
           Net unrealized gains on translation
            of net investment in foreign operations        56            36
        -------------------------------------------------------------------
           Balance, end of period                         870           657
        -------------------------------------------------------------------

        Accumulated net unrealized gain on
         cash flow hedges
           Balance, beginning of period                     -             -
           Adjustment for change in accounting
            policy (note 2)
              (net of income taxes of $1 million)          (3)            -
           Net unrealized gains on cash flow hedges
              (net of income taxes of $1 million)           2             -
           Reclassifications of net losses on cash
            flow hedges to net income
              (net of income taxes of $2 million)           5             -
        -------------------------------------------------------------------
           Balance, end of period                           4             -
        -------------------------------------------------------------------
        Total accumulated other comprehensive income   $  874        $  657
        -------------------------------------------------------------------
        -------------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $3 million (net of income taxes of $2 million).

    9.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):


                              2007                         2006
                    ---------------------------  ---------------------------
                    Options outstanding          Options outstanding
                    -------------------          -------------------
                                       Options                      Options
                             Exercise  exercis-           Exercise  exercis-
                    Options  price(i)     able   Options  price(i)     able
                         No.    Cdn$        No.       No.    Cdn$        No.
        --------------------------------------------------------------------

        Beginning
         of
         period    4,087,249  77.45  3,811,336  4,600,039  75.46  4,116,104
        Granted            -      -          -    115,000  87.80          -
        Exercised    (74,082) 63.21    (74,082)  (166,209) 58.32   (166,209)
        Vested             -      -     55,443          -      -     80,100
        Cancelled     (7,306) 73.64     (4,400)   (17,001) 93.35    (12,059)
        --------------------------------------------------------------------
        March 31   4,005,861  77.72  3,788,297  4,531,829  76.33  4,017,936
        --------------------------------------------------------------------
        --------------------------------------------------------------------

        (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

        (b) The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                        Three months ended
                                                     ----------------------
                                                     March 31,     March 31,
                                                         2007          2006
        -------------------------------------------------------------------

        Risk free interest rate                             -            4%
        Expected dividend yield                             -            2%
        Expected volatility                                 -           23%
        Expected time until exercise                        -       4 years
        -------------------------------------------------------------------

        Weighted average fair value of options granted
         or modified in the period (Cdn$)                   -    $    14.89
        -------------------------------------------------------------------

        Compensation expense recorded in selling,
         general and administrative expenses       $        1    $        2
        -------------------------------------------------------------------

        (c) During the three-month period ended March 31, 2007, $1 million (2006 - $1 million) was charged to compensation expense related to restricted stock arrangements. At March 31, 2007, unamortized compensation expense related to the restricted stock arrangements was $41 million (December 31, 2006 - $42 million) and has been presented as a reduction of shareholders' equity.

    10. SEGMENTED INFORMATION

                                                Three months ended
                                                  March 31, 2007
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,683   $  1,622              $  1,046
          United States               1,475      1,435                 1,076
          Mexico                        341        295                   366
          Eliminations                 (135)         -                     -
        ---------------------------------------------------------------------
                                      3,364      3,352    $   146      2,488
        Europe
          Euroland                    2,563      2,518                 1,036
          Great Britain                 286        285                    85
          Other European countries      189        171                   119
          Eliminations                  (43)         -                     -
        ---------------------------------------------------------------------
                                      2,995      2,974        120      1,240
        Rest of World                   108         96          5        131
        Corporate and Other             (44)         1         25        227
        ---------------------------------------------------------------------
        Total reportable segments  $  6,423   $  6,423    $   296      4,086
        Current assets                                                 7,733
        Investments, goodwill and
         other assets                                                  2,060
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,879
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                Three months ended
                                                  March 31, 2006
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,698   $  1,636             $   1,070
          United States               1,457      1,397                 1,262
          Mexico                        358        349                   329
          Eliminations                 (114)         -                     -
        ---------------------------------------------------------------------
                                      3,399      3,382    $   219      2,661
        Europe
          Euroland                    2,260      2,223                 1,143
          Great Britain                 243        242                    69
          Other European countries      154        116                    93
          Eliminations                  (49)         -                     -
        ---------------------------------------------------------------------
                                      2,608      2,581         69      1,305
        Rest of World                    64         56          -         87
        Corporate and Other             (52)         -         22        110
        ---------------------------------------------------------------------
        Total reportable segments  $  6,019   $  6,019    $   310      4,163
        Current assets                                                 7,173
        Investments, goodwill and
          other assets                                                 1,790
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  13,126
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest expense, net.

    11. SUBSEQUENT EVENTS

        On May 10, 2007, the Company announced a strategic investment in Magna by Russian Machines, a wholly-owned subsidiary of Basic Element. Under the terms of the transaction agreement entered into by Magna, its controlling shareholder the Stronach Trust and Russian Machines, Russian Machines would invest approximately $1.54 billion to indirectly acquire 20 million Magna Class A Subordinate Voting Shares from treasury. A new Canadian holding company ("Newco") would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of Magna's executive management. Magna would continue to be a Canadian-based company whose shares are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE").

        Subject to acceptance and approval by the TSX, the 20 million Magna Class A Subordinate Voting Shares would be issued for $76.83 per share, representing the volume-weighted average closing price of Magna's Class A Subordinate Voting Share on the NYSE over the
        20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

        Following the completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Magna's Co-CEO's will also be nominated to serve as directors on the 14 member Board.

        In addition, under the terms of the proposed transaction:

        - Subject to the approval of a "majority of the minority" of the holders of the Class B Shares, Magna would repurchase all Magna Class B Shares not held by the Stronach Trust for cash consideration of Cdn$114 per share, representing a premium of approximately 30% over the volume-weighted average closing price of Magna's Class A Subordinate Voting Shares on the TSX over the 20 trading days ended April 20, 2007. The effective cost of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of certain Magna Class B Shares, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Mr. Stronach and the Stronach Trust;

        - Russian Machines commits to use commercially reasonable efforts to assist and support Magna in identifying, developing and implementing opportunities in the Russian and other automotive markets; and

        - Russian Machines would also invest a net amount of $150 million for a 50% interest in a European company that will provide the consulting services of Mr. Stronach in relation to Magna's business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

        The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including "majority of the minority" approval of the holders of Magna's Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders' agreement in respect of Newco, and customary closing conditions.

        Conditional upon completion of the transaction and subject to regulatory approval, Magna intends to conduct an issuer bid to repurchase up to 20 million outstanding Magna Class A Subordinate Voting Shares.

    12. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>